UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-149989

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2007	December 31, 2006
PLAN ASSETS AND LIABILITIES
Total Plan Assets	$8,887,950	$8,532,753
Total Plan Liabilities	110,179	28,319

Net Assets Available for Benefits at Fair Value	8,777,771	8,504,434
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	7,558	27,071

Net Plan Assets	$8,785,329	$8,531,505

Note 1:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department Of Labor (DOL) Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended December 31, 2007
INCOME, EXPENSES AND TRANSFERS

ADDITIONS:
Contributions:
Participant contributions	$279,857
Employer contributions	85,009

Total contributions	364,866
Investment income	848,067

Total income	1,212,933

DEDUCTIONS:
Benefits paid to participants	935,900
Administrative expenses	23,209

Total deductions	959,109

NET INCREASE IN NET ASSETS	253,824
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,531,505

End of year	$8,785,329

Note: The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2007
SPECIFIC ASSETS
Employer Securities	$3,448,916

Participant Loans	$287,828

Note: The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN
(name of plan)

Date: June 16, 2008	/s/ James E. Eck
James E. Eck
Chairman, Dominion Resources Services, Inc. Administrative Benefits Committee